UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2025 (Report No. 2)

Commission File Number: 001-41402

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BRENMILLER ENERGY LTD.
(Translation of registrant’s name into English)

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13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein are the Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders of Brenmiller Energy Ltd. (the “Company”) to be held on September 25, 2025 at 2:00 p.m. Israel time (the “Meeting”).

Only shareholders of record who hold ordinary shares of the Company at the close of business on August 29, 2025 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. Copies of the Notice of Meeting, Proxy Statement and Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice for the Annual and Special General Meeting to be held on September 25, 2025.
99.2	Proxy Statement for the Annual and Special General Meeting to be held on September 25, 2025.
99.3	Proxy Card for the Annual and Special General Meeting to be held on September 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.
Date: August 19, 2025	By:	/s/ Ofir Zimmerman
	Name:	Ofir Zimmerman
	Title:	Chief Financial Officer

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